SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION
IN GENERAL MEETING

61th Annual General Meeting

April 28, 2016

	TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3

II. Guidance for Participation in the General Shareholders Meeting		4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

III. Call Notice		5

IV. Information on the matters to be examined and discussed at the 61st Annual
	General Meeting	6

	1. Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for fiscal year 2015	6

	2. Resolution on the Board of Executive Officer s proposal for the allocation on net income for fiscal year 2015 including profit sharing payment and the subsequent distribution of shareholders payment	7
	3. Election of members of the Fiscal Council due to end of term of office	9
	4. Establishment of the compensation of the Management and members of the Fiscal Council	11
	5. Information on the publications required by Law no. 6,404/1976	12

	Annexes (Anexos - only in Portuguese)
	I - item 12.5 to 12.10 of CVM s Reference Form (in compliance with CVM s Rule 481/2009)
	II - item 13 of CVM s Reference Form (in compliance with CVM s Rule 481/2009)

I. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel s 61st Annual General meeting (AGM) was called for April 28, 2016, at 2:30 p.m., at the Company s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the meetings.

Sincerely,

Fernando Xavier Ferreira
Chairman of the Board of Directors

II. Guidance for Participation in the General Meeting

Copel s shareholders may take part in the General Meeting by attending the meeting at the Company s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

  Identity card (RG), Alien s Identity Card (RNE), Brazilian Driver s License (CNH) or an accreditation card issued by an official professional organization; and
  Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404, as of December 15, 1976, the proxy shall be a hareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

  Power of attorney with special powers for representation at Copel s General Meeting, bearing a notarized signature of the grantee (shareholder);
  Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and
  Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the second item above shall be forwarded to Copel s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

III. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held on April 28, 2016, at 2:30 p.m. at the Company s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1. To analyze, discuss and vote the 2015 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2015;

2. To resolve on the Board of Executive Officers proposal for allocation of the 2015 net income in the amount of R$1,192,738,066.67 including profit sharing payment and the subsequent payment in the amount of R$326,795,370.40, whose payment shall occur within 60 days of the Annual General Meeting taking place on April 28, 2016, as follows:

  Interest on equity replacing dividends, in the gross amount of R$198,000,000.00 - distributed as follows: R$0.68748 per common share (ON), R$2.10511 per class A preferred share (PNA) and R$0.76022 per class B preferred share (PNB);
  Dividends in the amount of R$128,795,370.40 - distributed as follows: R$0.44968 per common share (ON), R$0.41996 per class A preferred share (PNA) and R$0.49451 per class B preferred share (PNB);
3.	To elect the members of the Fiscal Council due to end of term of office;
4.	To establish the compensation for the Management and members of the Fiscal Council; and
5.	Information on the publications required by Law no. 6,404/1976.

Notes: a) Documents referring to the matters to be discussed at the Annual General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders consultation at the Company s headquarters as well as on its website (www.copel.com); and b) Powers-of-attorney for the Annual General Meeting shall be filed at the Company s head office, at the Shareholders and Custody Department of the Chief Financial and Investors Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, March 28, 2016

Fernando Xavier Ferreira
Chairman of the Board of Directors

Publication

This Call Notice is published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, beggining on March 29, 2016 edition, being also available on the Company s website (www.copel.com).

IV. Information on the matters to be examined and discussed at the 61st Annual General Meeting

Below the Company s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

1. Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for the fiscal year 2015

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company s Financial Statements were audited and received a favorable opinion by KPMG Auditores Independentes, the Company s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo on April 20, 2016, pursuant to the applicable laws, being also available at the Company s headquarters, at BM&Fbovespa - Securities, Commodities and Futures Exchange, and on Copel s website (www.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

2. Resolution on the Board of Executive Officer s proposal for the allocation on net income for fiscal year 2015 in the amount of R$1,192,738,066.67 including profit sharing payment and the subsequent payment in the amount of R$326,795,370.40, as follows:

  Interest on equity replacing dividends, in the gross amount of R$198,000,000.00 - distributed as follows: R$0.68748 per common share (ON), R$2.10511 per class A preferred share (PNA) and R$0.76022 per class B preferred share (PNB);
  Dividends in the amount of R$128,795,370.40 - distributed as follows: R$0.44968 per common share (ON), R$0.41996 per class A preferred share (PNA) and R$0.49451 per class B preferred share (PNB).

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2015, the amount of said distribution is equivalent to 25% of net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2015, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,192,738,066.67 (one billion, one hundred and ninety-two million, seven hundred and thirty-eight thousand, sixty-six reais and sixty-seven cents), the Board of Executive Officers proposes the following appropriations:

a) R$59,636,903.33 (fifty-nine million, six hundred and thirty-six thousand, nine hundred and three reais and thirty-three cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Law no. 6,404/1976, Article 193, and with Article 40, item II, of the Company s Bylaws;

b) R$198,000,000.00 (one hundred and ninety-eight million reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404/1976; article 9th, paragraph 7th, of Law no. 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws;

c) R$128,795,370.40 (one hundred and twenty-eight million,seven hundred and ninety-five thousand, three hundred and seventy reais and forty cents) to be added up to the amount for payment of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404/1976; article 9th, paragraph 7th, of Law no. 9,249/1995; and article 6th and its paragraphs of the Bylaws, as well as, according to regulations set forth by CVM Deliberation no. 683, of August 30, 2012, which approved the Technical Interpretation ICPC 08 (R1) of Brazilian Accounting Practice Committee (Comitê de Pronunciamentos Contábeis - CPC), which deals with the accounting of the proposal of allocation of dividends.

Pursuant to the provisions set forth by the law and the Company s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of new accounting standards established by it, as well as by the CPC Accounting Standard no. 27 Fixed Assets which in 2015 amounted to net of income tax and social charges value of R$90,440,542.13 (ninety million, four hundred and forty thousand, five hundred and forty-two reais and thirteen cents). This procedure reflects the Company s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. Therefore, the amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,223,541,705.47 (one billion, two hundred and twenty-three million, five hundred and forty-one thousand, seven hundred and five reais and forty-seven cents) and R$305,885,426.37 (three hundred and five million, eight hundred and eighty-five thousand, four hundred and twenty-six reais and thirty-seven cents).

The CVM Resolution no. 683, of August 30, 2012, approved and set as mandatory for the publicly-held companies the application of the Technical Interpretation ICPC 08 (R1), issued by the Brazilian Accounting Practice Committee. According to that legislation, the proposed interest on capital shall only be applied to the minimum mandatory dividends by its amount net of income tax withheld at source. The proposition for payment of interest on capital, in the gross amount of R$198,000,000.00 (one hundred and ninety-eight million reais), is equivalent to a net of income tax withheld at source in the amount of R$177,090,055.97 (one hundred and seventy-seven million, ninety Thousand, fifty-five reais and ninety-seven cents), which added to amount of R$128,795,370.40 (one hundred and twenty-eight million, seven hundred and ninety-five thousand, three hundred and seventy reais and forty cents), proposed as additional dividends, result in a total compensation net of income tax withheld at source in the amount of R$305,885,426.37 (three hundred and five million, eight hundred and eighty-five thousand, four hundred and twenty-six dollars and thirty-seven cents) equivalent to the minimum mandatory dividends.

d) R$896,746,335.07 (eight hundred and ninety-six million, seven hundred and forty-six thousand, three hundred and thirty-five reais and seven cents) to establish the Profit Retention Reserve, aiming to ensure the Company s investment program, pursuant to Article 196 of Law no. 6,404/1976:

The amount of establishment of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) with equity evaluation adjustments, which is addressed by item 28 of ICPC no. 10 as well as by the CPC Accounting Standard no. 27.

  Equity information (allocations): Net income for the year 2015: R$1,192,738,066.67 ( - ) Legal Reserve (5% of the net income of the year) R$59,636,903.33 = adjusted net income R$1,133,101,163.34 ( + ) Realization of equity valuation adjustments net of income tax withheld at source R$90,440,542.13 = Calculation basis for allocation of profits (including dividends) R$1,223,541,705.47 ( - ) Interest on equity gross amount R$198,000,000.00 ( - ) Dividends R$128,795,370.40 ( - ) Profit retention reserve for investments R$896,746,335.07. The Company s financial statements of 2015 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 61th General Shareholders Meeting, as established in paragraph 3 of article 176 of Law no. 6,404/1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560, as of August 09, 2010, and State Decree no. 1,978, as of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and to stimulate productivity, pursuant to

Article 7, item XI, of Brazil s constitution.

In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of R$76,471,356.59 (seventy-six million, four hundred and seventy-one thousand, three hundred and fifty-six reais and fifty-nine cents) to employees of Copel s holding company and of its wholly-owned subsidiaries. This amount is recorded in the 2015 Financial Statements under the Personnel expenses line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2188th meeting held on March 15, 2016; of the Board of Directors at its 152nd ordinary meeting held on March 15, 2016; and of the Audit Committee at its 130th meeting held on March 15, 2016; having also received a favorable opinion from the Fiscal Council in its 363rd meeting held on March 16, 2016.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory tasks and legal responsibilities, have examined the Financial Statements, the Annual Management Report and the Board of Executive Officers proposal for allocation of the net income of the fiscal year ended on

December 31, 2015, and based on the analysis done and on additional clarifications provided by the Board of Executive Officers, and, yet, considering the related report issued with no qualifications by KPMG Independent Auditors, concluded that the documents analysed, in all their relevant aspects, have been properly presented. For this reason, the Fiscal Council members have issued a favourable opinion on their submission to the Shareholders analysis and subsequent resolution. Curitiba, March 16, 2016. (a) OSNI RISTOW; GEORGE HERMANN RODOLFO TORMIN; NELSON LEAL JUNIOR; MASSAO FABIO OYA; JOÃO CARLOS FLOR JUNIOR.

3. Election of the members of the Fiscal Council due to end of term of office

Clarifications

Copel s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company s shareholders.

Pursuant to Article 31 of the Company s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the General Meeting of April 2016.

In accordance with the Brazilian Corporation Law (Law no. 6,404/1976), in order to take office, all members of the Fiscal Council shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Vacant positions and right to vote

Copel s Fiscal Council comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

Item 3a: three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

Item 3b: one member and his respective alternate appointed by the minority holders of common shares the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

Item 3c: one member and his respective alternate appointed by the holders of preferred shares the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

Appointments

Pursuant to CVM Rule no. 481, article 10, as of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Fiscal Council, for the 2016-2017 term of office:

Item 3a:
Sitting members:
Joaquim Antonio Guimarães de Oliveira Portes
George Hermann Rodolfo Tormin
Nelson Leal Junior

Alternates (respectively):
Osni Ristow
Roberto Brunner
Gilmar Mendes Lourenço

Item 3b and Item 3c:

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may nominate, at this General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - item 12.6 to 12.10 of the Reference Form (only in Portuguese)

4. Establishment of the compensation of the Management and members of the Fiscal Council

Clarifications

According to Article 152 of Law no. 6,404/1976, the General Shareholders Meeting shall determine the annual compensation of the members of the Company s Board of Directors and Fiscal Council, which, according to the same practice of previous years, takes into account the compensation of the previous fiscal year plus the monetary adjustment accrued in the period and, eventually, the real gain.

This practice has no other specific purpose but to simply compensate the Management and the Fiscal Council for their services to the Company, for there are no payments linked to the achievements of any goals, neither no variable compensation or performance indicators. Thus, the compensation is composed only by the stipend added of monthly gratuity specifically to the members of the Audit Committee and for the Charirman of the Board of Directors, provided he is not part of said Committee.

The compensation paid to the members of the Company s Board of Directors and the Fiscal Council is the sole responsibility of Copel s holding company and not of its wholly-owned subsidiaries or controlled companies, being it not linked to any corporate action such as the sale of the shareholding control of the Company, for instance.

In 2016, so as to fully comply with item 1 of Article 12 of CVM Rule no. 481/2009, the Company s majority shareholder has proposed the annual compensation limit of up to R$9,846,885.00 (inclusive of social charges), as follows:

a) the maintenance, for the Chief Executive Officer, Executive Officers and Chief Assistant Officer, of the compensation proposed in the last fiscal year, added of monetary adjustment up to the limit and criteria established for the Group I companies of Regulatory Deliberation CCEE nº 001/2015, from the Controlling Council of the State Companies of the State of Paraná (Conselho de Controle das Empresas Estaduais do Estado do Paraná - CCEE);

b) for each one of the members of the Board of Directors, monthly compensation of fifteen percent (15%) of the compensation that is assigned to the Chief Executive Officer, considering also an extra annual compensation to be proportionally payed to the Members over the 12 months. An addition to the monthly compensation shall be granted to the Chairman of the Boad of Directors in the amount equivalent to the amount destined to each member of the Audit Committee, non cumulative in case the member has also been assigned as a member of said Committe;

c) monthly compensation equivalente to 10% (tem percent) of the monthly compensation of the Chief Executive Officer for each one of the members of the Fiscal Council, considering also an extra annual compensation to be proportionally payed to the Members over the 12 months; and

d) monthly compensation of 50% of the compensation of the members of the Board of Directors to each member of the Audit Committee.

Thus, from the annual compensation limit as stated above, up to R$7,688,647.00 (inclusive of social charges) shall be proposed as global annual compensation for the Executive Officers; up to R$1,350,492.00 (inclusive of social charges) as global annual compensation for the Board of Directors; up to R$518,486.00 (inclusive of social charges) as global annual compensation for the Fiscal Council; and up to R$289,260.00 (inclusive of social charges) as global annual compensation for the Audit Committee.

Annex II - item 13 of CVM s Reference Form (Management Compensation) (only in portuguese)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

5. Information on the publications required by Law no. 6,404/1976

The process of selecting the newspapers in which the Company shall make the publications required by the Article 289 of Law no. 6,404/1976 is in progress.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

12.5	Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:
	a.	nome
	b.	data de nascimento
	c.	profissão
	d.	CPF ou número do passaporte
	e.	cargo eletivo ocupado
	f.	data de eleição
	g.	data da posse
	h.	prazo do mandato
	i.	outros cargos ou funções exercidos no emissor
	j.	se foi eleito pelo controlador ou não
	k.	se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
	l.	número de mandatos consecutivos
	m.	informações sobre:
		i.	principais experiências profissionais durante os últimos 5 anos, indicando:
nome e setor de atividade da empresa
cargo
se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n.	descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
	i.	qualquer condenação criminal
	ii.	qualquer condenação em processo administrativo da CVM e as penas aplicadas
	iii.	qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer tenha

INDICADOS PELO CONTROLADOR PARA O CONSELHO FISCAL

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão adm[i][n][i][s][t][r]ação	Data [d]a eleição	Prazo [d]o [m]an[d]at[o]
Joaquim Antonio Gui[m][a]rães [d]e Oliveira Portes	17/07/1941	Conselho Fiscal	28/01/2011	Mandato 2010/2011 Recondução 2011/2012 Recondução 2012/2013 Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016 Recondução 2016/2017
CPF	Pro[f][i]ssão	Cargo eletivo [o]cupad[o]	Data [d]e poss[e]	Foi eleito [p]elo [c]on[t]ro[l]ad[o][r]
005.082.929-72	Advogado	Pres. C.F. Eleito p/Controlador	28/01/2011	Sim
Outros [c]argos [e] [f]unções exercidas [n]o emissor Não [e]xerceu cargos [e] [f]unções [n]o [e]missor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Presidente do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais.

Principais atividades exercidas: Membro Efetivo do Conselho Fiscal da Companhia Paranaense de Energia – COPEL em 28/01/2011 (Mandato 2010/2011), reconduzido em 2011/2012, 2012/2013 e 2014/2015. Assessor Especial do Gabinete do Governador do Estado do Paraná; Integrante do Grupo de Trabalho do Conselho Revisor; Membro do Grupo de Trabalho do G-Gov/PR; e Membro do Grupo de Trabalho Mãos Limpas; Membro Suplente do Conselho de Administração da Sanepar(2006); Diretor Administrativo-Financeiro da Paraná Esporte(2004-2005); Membro do Conselho Estadual de Esporte (2005); Chefe da Assessoria Jurídica do Instituto de Desenvolvimento Educacional do Paraná (1995-1996); e Diretor Geral da Secretaria de Estado da Justiça (1991-1994).

Formação: Graduado pela Escola de Direito da Pontifícia Universidade Católica do Paraná; Graduado em Jornalismo pela Faculdade de Filosofia, Ciências e Letras da Universidade Católica do Paraná; Pós-graduação em Administração Pública pela Escola Brasileira de Administração Pública da FGV - RJ; Especialização em Direito Administrativo pela Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP.

Não [h]á qua[l]qu[e][r] condenação criminal

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
George Hermann Rodolfo Tormin	24/03/1960	Conselho Fiscal	09/02/2015	Mandato 2014/2015 Recondução 2015/2016 Recondução 2016/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
247.119.341-20	Engenheiro Civil	C.F.(Efetivo)Eleito p/Controlador	10/02/2015	Sim
Outros cargos e funções exercidas no emissor Não exerceu cargos e funções no emissor
Experiência profissional / Dec[l]aração [d]e eventuais [c]ond[e][n]ações

Funções atuais: Membro do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais; Membro do Conselho Fiscal da Companhia de Saneamento [d]o Paraná - Sanepar [e] Diretor Geral [d]a Secretaria [d]e Estado [d]a Fazenda [d]o Paraná (desde 1º/01/15).

Principais atividades exercidas: Membro Efetivo do Conselho Fiscal da Companhia Paranaense de Energia – COPEL em 09/02/2015 - Mandato 2014/2015. Subsecretário da Fazenda do Município do Salvador e Diretor da Receita Municipal (2013-2014); Secretário Adjunto da Secretaria de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012); Diretor Presidente [d]a Companhia São Paulo [d]e Desenvolvimento [d]e Ativos - SPDA (2011-2012); Diretor Presidente [d]a Companhia Paulistana [d]e Securitização - SPSec (2011-2012); Secretário Adjunto da Secretaria da Fazenda do Estado de São Paulo e Diretor Presidente da Companhia Paulista de Parcerias - CPP (2007-2010); Subsecretário da Receita Municipal de São Paulo (2005-2006); Diretor Financeiro, Administrativo e de Relações com Investidores da Companhia de Saneamento de Minas Gerais - Copasa (2003-2004); Diretor Executivo da Fundação Nacional de Saúde - Funasa (1999-2002); Superintendente Adjunto de Operações e de Projetos da Zona Franca de Manaus - Suframa. (1996-1999); Subsecretário Adjunto de Planejamento e Orçamento no Ministério do Planejamento e Orçamento (1995-1996);Chefe da Divisão de Suporte Tecnológico da Secretaria da Receita Federal (1994-1995); Coordenador Geral da Secretaria de Administração Geral do Ministério do Bem-Estar Social (1993-1994); e Coordenador de Acompanhamento e Avaliação da Secretaria da Receita Federal (1991-1993); e Auditor-Fiscal da Receita Federal do Brasil (desde 1986).

Formação: Graduação [e]m Engenharia Civil, [p]ela Universidade Federal [d]o Rio [d]e Jan[e]iro.(1978-1983)

Não há qualquer condenação criminal

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Nelson Leal Júnior	30/10/1966	Conselho Fiscal	23/04/2015	Mandato 2015/2016 Recondução 2016/2017
CPF	Pro[f][i]ssão	Cargo eletivo [o]cupad[o]	Data [d]e poss[e]	Foi eleito [p]elo [c]on[t]ro[l]ad[o][r]
556.265.489-04	Engenheiro Civil	C.F. (Efetivo) Eleito p/Controlador	24/04/2015	Sim

Outros [c]argos [e] [f]unções exercidas [n]o emissor Não [e]xerceu cargos [e] [f]unções [n]o [e]missor Conselheiro Fiscal da Companhia Paranaense de Energia – Copel nos mandatos 2013/2014 e 2014/2015 (incompleto), sendo substituído na 189ª AGE de 09.02.2015. Retornou como Conselheiro Fiscal da Companhia Paranaense de Energia – Copel na 60ª AGE de 23.04.2015 para o mandato 2015/2016

Experiência profissional / Dec[l]aração [d]e eventuais [c]ond[e][n]ações

Funções atuais: Membro Titular [d]o Conselho Fiscal [d]a Companhia Paranaense [d]e Energia – Copel [e] [d]e [s]ua Subsidiárias Integrais; [e] Diretor Geral Departamento [d]e Estradas de Rodagem do Paraná - DER/PR.

Principais atividades exercidas: Membro Titular do Conselho Fiscal da Companhia Paranaense de Energia – Copel – mandatos 2013/2014 e 2014/2015; Diretor Financeiro do Instituto de Engenharia do Paraná (1996 até 2000); Presidente das Associações de Engenharia e Arquitetura do Estado do Paraná (2000 até 2003); Secretário de Obras Na Prefeitura Municipal de Curitiba (2003 até 2006); Diretor Superintendente da Canet Junior S/A Desenvolvimento Imobiliário (2006 até 2013). Formação: Graduado em Engenharia Civil pela Universidade Federal do Paraná (1988).

Não há qualquer condenação criminal

Observação: Foi Conselheiro Fiscal [d]a Companhia Paranaense [d]e Ene[r]gia – Copel [n]os [m]andatos 2013/2014 [e] 2014/2015 (incompleto), send[o] [s]ub[s]tituído [n]a 189ª AGE [d]e

09.02.2015. Retornou como Conselheiro Fiscal da Companhia Paranaense de Energia – Copel na 60ª AGE de 23.04.2015 para o mandato 2015/2016..

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão adm[i][n][i][s][t][r]ação	Data [d]a eleição	Prazo [d]o [m]an[d]at[o]
Osni Ristow	24/08/1938	Conselho Fiscal	28/01/2011	Mandato 2010/2011 Recondução 2011/2012 Recondução 2012/2013 Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016 Recondução 2016/2017
CPF	Profissão	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo [c]on[t]ro[l]ad[o][r]
110.282.709-68	Administrador	C.F.(Suplente)Eleito p/Controlador	28/01/2011	Sim
Outros [c]argos [e] [f]unções exercidas [n]o emissor Não [e]xerceu cargos [e] [f]unções [n]o [e]missor
Experiência profissional / Dec[l]aração [d]e eventuais [c]ond[e][n]ações

Funções atuais: Membro [s]up[l][e][n]te [d]o Conselho Fiscal [d]a Companhia Paranaense [d]e Ene[r]gia – Copel [e] [d]e [s]ua[s] Subsidiárias Integrais.

Principais atividades exercidas: Membro suplente do Conselho Fiscal da Companhia Paranaense de Energia – Copel, eleito em 28/01/2011 para o Mandato 2010/2011 e reconduzido para os Mandatos 2011/2012, 2012/2013, 2013/2014. Presidente da Fundação Copel de Previdência e Assistência Social (1980 a 1983); Membro do Comitê de Investimentos da Fundação Copel (2004 a 2010).

Formação: Graduado em Sociologia e Política e Administração Pública; Especialização em administração de Empresas. Outras informações

Não há qualquer condenação criminal

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Roberto Brunner	20/08/1942	Conselho Fiscal	28/01/2011	Mandato 2010/2011 Recondução 2011/2012 Recondução 2012/2013 Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016 Recondução 2016/2017
CPF	Pro[f][i]ssão	Cargo eletivo [o]cupad[o]	Data [d]e poss[e]	Foi eleito [p]elo [c]on[t]ro[l]ad[o][r]
114.387.549-49	Contador	C.F.(Suplente)Eleito p/Controlador	28/01/2011	Sim
Outros [c]argos [e] [f]unções exercidas [n]o emissor Funcionário aposentado [p]ela Copel
Experiência profissional / Dec[l]aração [d]e eventuais [c]ond[e][n]ações

Funções atuais: Membro [s]uplente [d]o Conselho Fiscal [d]a Companhia Paranaense [d]e Energia – Copel [e] [d]e [s]ua[s] Subsidiárias Integrais; [e] Sócio Diretor [d]a BJR – Serviços Administrativos Ltda. CNPJ 01.174.685/0001-55.

Principais atividades exercidas: Membro suplente do Conselho Fiscal da Companhia Paranaense de Energia – Copel, eleito em 28/01/2011 para o Mandato de 2010/2011 e reconduzido para os Mandatos: 2011/2012, 2012/2013, 2014/2015. Membro do Conselho Fiscal (1985 a 1987), do Conselho Deliberativo (1998 a 2004) e Diretor Financeiro (2005 [a] [20]07) [d]a Fundação Copel [d]e Previdência [e] Assistência Social.

Formação: Graduado em Ciências Contábeis.

Outras informações:

Não há qualquer condenação criminal

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão adm[i][n][i][s][t][r]ação	Data [d]a eleição	Prazo [d]o [m]an[d]at[o]
Gilmar Mendes Lourenço	19/05/1955	Conselho Fiscal	25/04/2013	Mandato 2013/2014 Recondução 2014/2015 Recondução 2015/2016 Recondução 2016/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
183.745.069-20	Economista	C.F.(Suplente)Eleito p/Controlador	25/04/2013	Sim
Outros [c]argos [e] [f]unções exercidas [n]o emissor Não [e]xerceu cargos [e] [f]unções [n]o [e]missor
Experiência profissional / Dec[l]aração [d]e eventuais [c]ond[e][n]ações

Funções atuais: Membro [s]uplente [d]o Conselho Fiscal [d]a Companhia Paranaense [d]e Energia – Copel [e] [d]e [s]ua[s] Subsidiárias Integrais; Diretor Presidente [d]o Instituto Paranaense de Desenvolvimento Econômico e Social - Ipardes (2011-atual); e Professor de Economia da Faculdade de Administração e Economia - FAE - Centro Universitário (2000-atual).

Principais atividades exercidas: Membro suplente do Conselho Fiscal eleito em 25/04/2013 para o Mandato de 2013/2014, reconduzido para o Mandato 2014/2015. Pesquisador do Instituto Paranaense de Desenvolvimento Econômico e Social (Ipardes)- desde 1977.

Formação: Mestre em Engenharia da Produção - Universidade Federal de Santa Catarina – UFSC (2002); e Bacharel em Ciências Econômicas - Universidade Federal do Paraná - (UFPR) (1976).

Outras informações

Não há qualquer condenação criminal

12.6.    Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Conselho de Administração	Total [d]e [r]euniões realizadas pelo CAD desde a posse	% [d]e [p]articipação [d]o membro nas reuniões realizadas após a posse
Fernando Xavier Ferreira	18	100,0%
Luiz Fernando Leone Vianna	18	94,4%
Mauro Ricardo Machado Costa	18	83,3%
José Richa Filho	66	89,4%
Henrique Amarante Costa Pinto	11	81,8%
Maurício Borges Lemos	40	52,5%
Carlos Homero Giacomini	60	100,0%
Marlos Gaio	15	100,0%
Hélio Marques da Silva	15	100,0%

Conselho Fiscal	Total [d]e [r]euniões [r]ealizadas [p]elo CF desde a posse	% [d]e [p]articipação [d]o [m]embro [n]as [r]euniões realizadas após a posse
Joaquim Antonio G. de O. Portes - (Titular)	23	87,0%
George Hermann Rodolfo Tormin - (Titular)	6	100,0%
Nelson Leal Junior - (Titular)	13	84,6%
Massao Fabio Oya - (Titular)	5	100,0%
João Carlos Flor Junior - (Titular)	5	40,0%
Osni Ristow - (Suplente)	2	100,0%
Roberto Brunner - (Suplente)	4	100,0%
Gilmar Mendes Lourenço - (Suplente)	1	0,0%
Jorge Michel Lepeltier - (Suplente)	0	0,0%
Vinícius Flor - (Suplente)	3	66,7%

12.7.     Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

- Comitê de Auditoria

Nom[e]	Tipo [c]om[i][t]ê	Cargo [o]cup[a][d][o]	Pro[f][i]ssã[o]	Dat[a] eleição	Prazo [d]o [m]and[a][t][o]
Carlos Homero Giacomini	Comitê [d]e Auditoria	Presidente [d]o Comitê	Médico	30/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outro[s] [c]ar[g][o][s] ocupados	Data [d]e nascimento	Data poss[e]
269.970.880-15			27/09/1955	30/04/2015
Outros [c]argos [e] [f]unções exercidas no emissor		Experiência Profissional / Dec[l]aração [d]e Eventuais Condenações
Membro [d]o Conselho [d]e Administração - Independente - Eleito pelo Controlador.

Funções Atuais: Membro [d]o Cons[e]lho [d]e Administração [e] Presidente [d]o

Comitê de Auditoria da Companhia Paranaense de Energia - Copel; Médico da

Secretaria de Estado da Saúde do Paraná.

Principais atividades exercidas: Diretor do Hospital Oswaldo Cruz (1985-1986); Diretor de Planejamento e Superintendente do Instituto Municipal de Administração Pública - Imap (1997-1998); Presidente do Instituto de Previdência dos Servidores do Município de Curitiba - IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999-2002); Presidente do Imap de Curitiba (2005-2012); e Secretário Municipal de Planejamento e Gestão da Prefeitura de Curitiba (2009-2012).

Formação: Mestrado em Saúde Coletiva, pela Universidade Estadual de Londrina - UEL (1994); Especialização em Pediatria, com residência no Hospital Evangélico de Curitiba (1982); e Graduação em Medicina, pela Faculdade Evangélica de Medicina do Paraná (1980).

Não há qualquer condenação criminal.

Nom[e]	Tipo [c]om[i][t]ê	Cargo [o]cup[a][d][o]	Pro[f][i]ssã[o]	Dat[a] eleição	Prazo [d]o mandato
José Richa Filho	Comitê [d]e Auditoria	Membro [d]o Comitê (Efetivo)	Engenheiro Civil	30/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outro[s] [c]ar[g][o][s] ocupados	Data [d]e nascimento	Data poss[e]
567.562.919-04			10/09/1964	30/04/2015
Outros [c]argos [e] [f]unções exercidas no emissor		Experiência Profissional / Dec[l]aração [d]e Eventuais Condenações
Membro [d]o Conselho [d]e Administração - Independente - Eleito pelo Controlador.

Funções atuais: Membro [d]o Conselho [d]e Administração [e] Presidente [d]o Comitê de Auditoria da Companhia Paranaense de Energia – Copel, Secretário de Estado de Infraestrutura e Logística, desde 01/01/2011, Presidente do Conselho de Administração da Paraná Edificações – PRED, Decreto 7.842/2013; Presidente do Conselho de Administração do Departamento de Estradas de Rodagens do Paraná – DER; Presidente do Conselho de Administração da Estrada de Ferro Oeste Pr- FERROESTE; Membro do Conselho de Administração da Agência Paraná de Desenvolvimento- APD; Membro do Conselho de Administração do Departamento de Transito do Paraná-DETRAN; e Presidente do Conselho de Administração dos Portos de Paranaguá e Antonina – APPA. Principais atividades exercidas: Membro do Comitê Gestor e Deliberativo do Programa Paraná Competitivo (2013); Membro do Conselho de Administração da Companhia de Informática do Paraná - Celepar (2011-2013); Secretário Municipal de Administração da Prefeitura de Curitiba (2005-2010);Diretor Administrativo e Financeiro da Agência de Fomento do Paraná S.A. (2003- 2004);e Diretor Administrativo e Financeiro do Departamento de Estradas de Rodagem [d]o Paraná - DER-PR (2000-2002).

Formação: Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática – Spei (2006); e Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná – PUC-PR (1987).

Não [h]á qua[l]qu[e][r] condenação criminal

Nom[e]	Tipo [c]om[i][t]ê	Cargo [o]cup[a][d][o]	Pro[f][i]ssã[o]	Dat[a] eleição	Prazo [d]o mandato
Mauro Ricardo Machado Costa	Comitê [d]e Auditoria	Membro [d]o Comitê (Efetivo)	Administrador de Empresas	30/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outro[s] [c]ar[g][o][s] ocupados	Data [d]e nascimento	Data poss[e]
266.821.251-00			[54]	30/04/2015
Outros [c]argos [e] [f]unções exercidas no emissor		Experiência Profissional / Dec[l]aração [d]e Eventuais Condenações
Membro [d]o Conselho [d]e Administração - Independente - Eleito pelo Controlador.

Funções atuais: Mem[b]ro [d]o Cons[e]lho [d]e Administração [d]a Companhia Paranaense de Energia - Copel; Secretário de Estado da Fazenda do Estado do Paraná; Presidente do Conselho de Administração - FOMENTO PARANÁ; Presidente do Conselho de Administração – PARANACIDADE; Presidente do Conselho de Administração - Companhia de Saneamento do Paraná – SANEPAR; Membro do Conselho de Administração - Companhia de Habitação do Paraná – COHAPAR; e Membro do Conselho de Administração - Agência Paraná de Desenvolvimento – APD.

Principais atividades exercidas: Auditor-Fiscal da Receita Federal do Brasil; Secretário da Fazenda do Estado de São Paulo (2007 a 2010); Secretário de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012); Presidente da Fundação Nacional de Saúde – Funasa (1999 a 2002); Presidente da Companhia de Saneamento de Minas Gerais – Copasa (2003 a 2004); e Superintendente da Zona Franca de Manaus – Suframa (1996 a 1999).

Formação: Graduação em Administração de empresas, Centro Universitário de Brasília – UNICEUB (1981-1984); e Pós-graduação em Administração Pública, pela Fundação Getúlio Vargas (1988).

Não há qualquer condenação criminal

- Comitê de Gestão de Riscos Corporativos

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Marco Antonio Biscaia	07/05/1962	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
552.475.209-04	Engenheiro Eletricista	Coordenador	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros cargos e funções exercidas no emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
André Luis [d]e Cas[t]ro David	18/02/1962	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
442385259-49	Eng. Eletricista	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Robson Luiz Schiefler [e] Silva	30.09.1964	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
652016209-49	Eng. Eletricista	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, [d]e 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Vicente Loiacono Net[o]	04/06/1983	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
041329709-81	Advogado	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Osmari Pent[e]ad[o] Santos	08/08/1964	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
519.945.699-72	Economista	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Zeno Bannach Junior	21/05/1959	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
457.072.279-20	Auditor Consultor	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros cargos e funções exercidas no emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Jos[e] Marques Filho	11/04/1958	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
018 459 [4]48-01	Engenheiro Civil	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Franklin Kelly Miguel	29/04/1973	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
910 379 [6]49-34	Engenheiro Eletricista	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor: Diretor Adjunto

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Maximiliano Andres Orfali	24/02/1972	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
851.780.989-00	Engenheiro Eletricista	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Eloir Joakinson Junior	14/09/1978	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo ocupado	Data [d]e poss[e]	Foi eleito [p]elo controlador
023.868.809-74	Contador	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros cargos e funções exercidas no emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Eliane [d]e Oliveira	11.08.1969	Comitê [d]e Gestã[o] [d]e Riscos Corporativos	18.08.2014	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
698.294.709-20	Contadora	Membro	18.08.2014	Designado por documento da Diretoria Reunida - Circular - 046/2014, de 18/08/2014
Membro independente: Não
Outros [c]argos [e] [f]unções exercidas [n]o emissor

- Comitê Permanente de Remuneração

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Luiz Carlos Cavanha Junior	25/09/1960	Comitê Permanente [d]e Remuneração	12/01/2015	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo [o]cup[a][d][o]	Data [d]e poss[e]	Foi eleito [p]elo controlador
475442289-91	Administrador	Coordenador	12/01/2015	Designado por documento da Diretoria Reunida - Circular - 006/2015, de 30/01/2015
Membro independente não
Outros cargos e funções exercidas no emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Ana Clara Morrissy Johnsson	18/06/1969	Comitê Permanente [d]e Remuneração	12/01/2015	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo [o]cup[a][d][o]	Data [d]e poss[e]	Foi eleito [p]elo controlador
688.738.409-49	Economista	Membro	12/01/2015	Designado por documento da Diretoria Reunida - Circular - 006/2015, de 30/01/2015
Membro independente [n]ão
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Evelise Moreira Partika	21/10/1965	Comitê Permanente [d]e Remuneração	12/01/2015	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
544802999-04	Analista [d]e Produção	Membro	12/01/2015	Designado por documento da Diretoria Reunida - Circular - 006/2015, [d]e 30/01/2015
Membro independente [n]ão
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nome	Data de nascimento	Órgão administração	Data da eleição	Prazo do mandato
Jos[e] Marques Filho	11/04/1958	Comitê Permanente [d]e Remuneração	12/01/2015	Permanente
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
018.449.448-01	Engenheiro Civil	Membro	12/01/2015	Designado por documento da Diretoria Reunida - Circular - 006/2015, de 30/01/2015
Membro independente [n]ão
Outros [c]argos [e] [f]unções exercidas [n]o emissor

Nom[e]	Data [d]e [n]as[c][i][m]ento	Órgão [a]dm[i][n][i][s][t][r][a]çã[o]	Data [d]a eleição	Prazo [d]o [m]and[a][t][o]
Marcelo Sanchotene Cunh[a]	09/10/1961	Comitê Permanente [d]e Remuneração	12/01/2015	Permanente
CPF	Pro[f][i]ssã[o]	Cargo eletivo [o]cup[a][d][o]	Data [d]e poss[e]	Foi eleito [p]elo controlador
51947676920	Engenheiro Mecânico	Membro	12/01/2015	Designado por documento da Diretoria Reunida - Circular - 006/2015, de 30/01/2015
Membro independente [n]ão
Outros [c]argos [e] [f]unções exercidas [n]o emissor

12.8.

Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Comitê de Auditoria	Total [d]e [r]euniões realizadas pelo CAU desde a posse	% [d]e [p]articipação [d]o membro nas reuniões realizadas após a posse
Carlos Homero Giacomini	39	94,9%
José Richa Filho	46	95,7%
Mauro Ricardo Machado Costa	10	80,0%

Comitê de Gestão de Riscos Corporativos	Total [d]e [r]euniões realizadas pelo CAU desde a posse	% [d]e [p]articipação [d]o membro nas reuniões realizadas após a posse
Marco Antonio Biscaia	16	100,0%
Andre Luis de Castro David	[12]	66,7%
Zeno Bannach Junior	9	77,8%
Jose Marques Filho	[18]	55,6%
Franklin Kelly Miguel	[7]	42,9%
Vicente Loiacono Neto	[9]	66,7%
Maximiliano Andres Orfali	[8]	62,5%
Eliane de Oliveira	[16]	62,5%
Robson Luiz Schiefler E Silva	[16]	87,5%
Eloir Joakinson Junior	7	57,1%
Osmari Penteado Santos	[7]	71,4%

Comitê Permanente de Remuneração	Total [d]e [r]euniões realizadas pelo CAU desde a posse	% [d]e [p]articipação [d]o membro nas reuniões realizadas após a posse
Luiz Carlos Cavanha Junior	11	100,0%
Ana Clara Morrissy Johnsson	11	100,0%
Evelise Moreira Partika	11	63,6%
Jose Marques Filho	11	54,5%
Marcelo Sanchotene Cunha	11	100,0%

12.9.	Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:
	a.	administradores do emissor
	b.	(i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
	c.	(i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
	d.	(i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
José Richa Filho	567.562.919-04	Companhia Paranaense de Energia - COPEL	76.483.817/0001-20	Irmão (1º grau por consangüinidade)
Cargo
Conselheiro de Administração e Membro Efetivo do Comitê de Auditoria
Administrador do emissor ou controlada
Pessoa relacionada
Carlos Alberto Richa	123.456.789-09	Estado do Paraná	76.416.890/0001-89
Governador do Estado do Paraná
Observação

12.10.	Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:
a.	sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
b.	controlador direto ou indireto do emissor
c.	caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

a.	objetivos da política ou prática de remuneração

Não há outro objetivo específico dessa prática que não seja, simplesmente, remunerar os administradores e conselheiros fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho, sendo assim a remuneração é composta apenas pelo honorário e, acrescida de gratificação específica no valor de R$ 5.000,00 por mês para os membros do Comitê de Auditoria, e para o presidente do conselho de administração se este não pertencer ao Comitê.

	i	composição da remuneração, indicando:
	ii	descrição dos elementos da remuneração e os objetivos de cada um deles

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração com encargos, dos Administradores e Conselheiros Fiscais da Copel que, de com a mesma prática adotada nos anos anteriores, leva em consideração a do exercício anterior acrescida de correção monetária acumulada no e, eventualmente, de ganho real.

A remuneração anual é composta dos honorários mensais e complementares, e dos de verba de representação e dos valores do plano previdenciário e de saúde com encargos de INSS e FGTS.
	iii	em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remunaração total metodologia de cálculo e de reajuste de cada um dos elementos da remunaração
A remuneração é integralmente fixa, sendo que os benefícios representam ate 15% desta.
	iv	A metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2016, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 9.846.885,00 o qual contempla:

para o Diretor Presidente, Diretores e Diretor-Adjunto, a remuneração do exercício anterior, acrescida de correção monetária até o limite e critério estabelecido para as empresas do Grupo I da Deliberação Normativa CCEE nº 001/2015 (Conselho de Controle das Empresas Estaduais do Estado do Paraná);,

para cada um dos membros em exercício do Conselho de Administração, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses. Ao Presidente do Conselho de Administração caberá um adicional à remuneração mensal no valor equivalente ao estipulado acada membro do Comitê de Auditoria, não sendo cumulativa caso este tenha sidodesignado como membro do referido Comitê; e para cada um dos membros do Conselho Fiscal, remuneração mensal equivalente a 10% (dez por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses; e a cada um dos membros do Comitê de Auditoria, remuneração mensal de 50% (cinquenta por cento) da remuneração dos membros do Conselho de Administração.

Sendo assim, do limite global anual, até R$ 7.688.647,00, com encargos (Instituto Nacional do Seguro Social - INSS, Fundo de Garantia do Tempo de Serviço - FGTS e Planos Próprios Previdenciário e Assistencial), deverá ser proposto para a Diretoria; até R$ 1.350.492,00, com encargos (INSS) para o Conselho de Administração; até R$ 518.486,00, com encargos (INSS) para o Conselho Fiscal; e até R$ 289.260,00, com encargos (INSS) para o Comitê de Auditoria.

Para verba de representação foi aplicado o reajuste do INPC acumulado no período de Março/2015 a Fevereiro/2016.

v	razões que justificam a composição da remuneração

Além de remunerar os serviços prestados, os benefícios oferecidos aos diretores já integram o rol daqueles principais concedidos aos diretores empregados, os quais para o exercício da função diretiva são licenciados sem remuneração do quadro funcional das empresas do Grupo. Também estes, benefícios são usualmente praticados pelo mercado.

vi	a existência de membros não remunerados pelo emissor e a razão para esse fato

Dois conselheiros de administração não são remunerados, por força do item 3 do anexo da Resolução n° 1023/2002 BNDES, empregados do sistema BNDES, é vedada, sob qualquer hipótese, a percepção de remuneração ou vantagem pelo exercício da representação em qualquer colegiado de Entidades e Empresas.

b.	principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração
Não se aplica
c.	como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho
Não se aplica.
d.	como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo
Não se aplica.
e.

existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos A exceção do Diretor Financeiro, que consta no contrato de Compartilhamento de Estrutura da Companhia Paranaense de Energia com a Copel Renováveis S.A. e Copel Comercialização S. A., nenhuma remuneração dos demais administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

f.	existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor
Não se aplica.

13.2/13.8. Remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2016 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	7,00	6,00	5,00	18,00
Remuneração fixa anual
Salário ou pró-labore	1.301.670,37	6.985.027,20	482.100,14	8.768.797,71
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	289.260,08	0,00	0,00	289.260,08
Outros	48.821,14	703.619,98	36.385,68	788.826,80
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	1.639.751,59	7.688.647,18	518.485,82	9.846.884,59

Remuneração total prevista para o Exercício Social corrente 31/12/2015 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	7,00	6,00	5,00	18,00
Remuneração fixa anual				0,00
Salário ou pró-labore	955.544,65	6.507.889,96	543.990,39	8.007.425,00
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	160.166,67	0,00	0,00	160.166,67
Outros	22.518,13	491.673,11	15.875,00	530.066,24
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP
/Nº02/2015

		O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015	O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015
Total da remuneração	1.138.229,45	6.999.563,07	559.865,39	8.697.657,91

Remuneração total do Exercício Social em 31/12/2014 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Nº de membros	7,00	6,00	5,00	18,00
Remuneração fixa anual
Salário ou pró-labore	860.762,44	6.438.415,08	494.099,54	7.793.277,06
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	173.333,33	0,00	0,00	173.333,33
Outros	33.794,71	493.451,50	16.918,67	544.164,88
Descrição de outras remunerações fixas	Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP
/Nº02/2015

		O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015	O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015
Total da remuneração	1.067.890,48	6.931.866,58	511.018,21	8.510.775,27

Remuneração total do Exercício Social em 31/12/2013 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	7,25	8,50	5,00	20,75
Remuneração fixa anual
Salário ou pró-labore	712.999,91	8.994.781,85	516.433,61	10.224.215,37
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	180.000,00	0,00	0,00	180.000,00
Outros	26.038,76	680.497,33	13.230,54	719.766,63
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses. O número de membros foi apurado da forma especificada no item

A Diretoria Estatutária do Emissor ao final de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava  composta de 10 (dez) diretores em função da criação de uma nova diretoria. Com a restruturação societária da companhia foi reduzido o número de diretorias, assim,  de outubro a

			O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015

9.2.13.b do OFÍCIO-CIRCULAR/CVM/SEP /Nº02/2015

dezembro de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO-
CIRCULAR/CVM/SEP/Nº02/2015

Total da remuneração	919.038,67	9.675.279,18	529.664,15	11.123.982,00

13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS
>> Posição: Dezembro/2015
Órgão	Quantidade de ações
	ON	PNA	PNB
Conselho de Administração	107	-	100
Diretoria Estatutária	1	-	-
Conselho Fiscal	-	-	-

13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários, fornecer as seguintes informações em forma de tabela:

a.	órgão
b.	número de membros
c.	número de membros remunerados
d.	nome do plano
e.	quantidade de administradores que reúnem as condições para se aposentar
f.	condições para se aposentar antecipadamente
g.	valor atualizado das contribuições acumuladas no plano de previdência até o encerramento do último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores
h.	valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores
i.	se há a possibilidade de resgate antecipado e quais as condições
	Conselho [d]e Administração	Con[s]elho Fiscal	Diretoria Estatutária
Nº de membros	0	2	0
Nome do plano	Plano Unificado	Plano Unificado	Plano Unificado
Quantidade [d]e administradores que [r]eún[e][m] condições para se aposentar (elegível)	-	Em gozo [d]e benefício	-
Condições para se aposentar antecipadamente	-	-	-
Valor [a]cumulado atualizado das contribuições [a]té 31/12/2015, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	-	-	-
Valor tota[l] [a]cumulado das contribuições realizadas durante o exercício de 2015, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	-	-
Possibilidade de resgate antecipado e quais condições	-	-	-

	Conselho [d]e Adm[i][n][i][s][t][r][a]çã[o]	Con[s]elho Fis[c][a][l]	Diretoria Est[a][t][u][t]á[r][i][a]
Nº de membros	5	2	13
Nome do plano	Plano III	Plano III	Plano III
Quantidade [d]e administradores que [r]eún[e][m] condições para se aposentar (elegível)	1	0	3
Condições para se aposentar antecipadamente	[45] ano[s] [d]e idade, tendo no mínimo 5 anos de contribuição	[45] ano[s] [d]e idade, tendo no mínimo 5 anos de contribuição	[45] ano[s] [d]e idade, tendo no mínimo 5 anos de contribuição
Valor acumulado atualizado das contribuições até 31/12/2015, [d]escontada [a] parcela relativa às contribuições feitas diretamente pelos administradores	R$ 283.654,75	R$ 67.996,89	R$ 3.923.099,02
Valor total acumulado das contribuições realizadas durante o exercício de 2015, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	R$ 27.290,53	R$ 14.126,92	R$ 763.309,82
Possibilidade de resgate antecipado e quais condições	Resgate 100% das contribuições [d]o participante, somente após desligamento da Patrocinadora	Resgate 100% das contribuições [d]o participante, somente após desligamento da Patrocinadora	Resgate 100% das contribuições [d]o participante, somente após desligamento da Patrocinadora

13.11 Em forma de tabela, indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

a.	órgão
b.	número de membros
c.	número de membros remunerados
d.	valor da maior remuneração individual
e.	valor da menor remuneração individual
f.	valor médio de remuneração individual (total da remuneração dividido pelo número de membros remunerados)
Valores anuais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013
Nº [d]e membros	6,00	6,00	8,50	7,00	7,00	7,25	5,00	5,00	5,00
Valor da maior remuneração (Reais)	1.303.774,15	1.218.650,58	1.142.120,75	211.281,10	201.206,90	192.004,72	111.973,08	102.203,64	105.932,83
Valor da menor remuneração (Reais)	321.788,84	412.115,43	159.984,18	11.839,48	59.477,36	33.790,22	111.973,08	102.203,64	105.932,83
Valor médio da remuneração (Reais)	1.166.593,85	1.155.311,10	1.138.268,14	162.604,21	152.555,78	126.763,95	111.973,08	102.203,64	105.932,83

Observação

Diretoria Estatutária
31/12/2015

A Diretoria Estatutária [d]o Emissor é composta [d]e [6] (seis) [m]em[b]ros, [s]end[o] [5] (cinco) [d]iretores [e] [1] (um) [d]iretor [a]djunto. A remuneração média [d]os diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2014

A Diretoria Estatutária [d]o Emissor é composta [d]e [6] (seis) [m]em[b]ros, [s]end[o] [5] (cinco) [d]iretores [e] [1] (um) [d]iretor [a]djunto. A remuneração média [d]os diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2013

A Diretoria Estatutária [d]o Emissor [a]o [f]inal [d]e [2]013 estava [c]omposta [d]e [6] (seis) [m]em[b]ros, send[o] [5] (cinco) [d]iretores [e] [1] (um) [d]iretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava composta de 10 (dez) diretores em função da criação de uma nova diretoria, com a restruturação societária da companhia foi reduzido o número de diretorias, assim, de outubro a dezembro de 2013 a estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

Conselho de Administração
31/12/2015

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2015, 7 (sete) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2014

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2014, 7 (sete) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2013

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

Conselho Fiscal
31/12/2015	É composto [p]or [5] (cinco) [m]em[b]ros titulares [r]emun[e]rados [e] [5] (cinco) [m]em[b][r][o][s] suplentes. O suplente [s]erá remunerado se [f]or convocado para alguma reunião.
31/12/2014	É composto [p]or [5] (cinco) [m]em[b]ros titulares [r]emun[e]rados [e] [5] (cinco) [m]em[b][r][o][s] suplentes. O suplente [s]erá remunerado se [f]or convocado para alguma reunião.
31/12/2013	É composto [p]or [5] (cinco) [m]em[b]ros titulares [r]emun[e]rados [e] [5] (cinco) [m]em[b][r][o][s] suplentes. O suplente [s]erá remunerado se [f]or convocado para alguma reunião.

13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

Não se aplica ao emissor.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Não se aplica ao emissor.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

Não se aplica ao emissor.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Não se aplica ao emissor.

13.16 Fornecer outras informações que o emissor julgue relevantes

Todas as informações julgadas relevantes, comentadas nos itens anteriores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.